Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information is based upon the historical financial statements of Sundial Growers Inc. (“Sundial”) after giving effect to the acquisition of Alcanna Inc. (“Alcanna”) (the “Alcanna Transaction”).

As the Alcanna Transaction was completed on March 31, 2022, Sundial’s unaudited condensed consolidated interim financial statements as at and for the three months ended March 31, 2022 filed on Sedar include the financial position and one day of results of operations of Alcanna and its subsidiaries. Thus, no pro forma adjustments are required to give effect to the acquisition of Alcanna and inclusion of an unaudited pro forma consolidated statement of financial position or an unaudited pro forma consolidated statement of loss and comprehensive loss as at and for the three months ended March 31, 2022 is not required in the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma consolidated statement of loss and comprehensive loss for the year ended December 31, 2021 gives effect to the acquisition of Alcanna as if it had occurred on January 1, 2021.

The following unaudited pro forma condensed consolidated financial information and related notes present the historical financial information of Sundial and Alcanna adjusted to give pro forma effect to events that are (i) directly attributable to the acquisition, (ii) factually supportable and (iii) expected to have a continuing impact on the consolidated results. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the:

•	audited consolidated financial statements of Sundial as at and for the year ended December 31, 2021 and the related notes; and

•	audited consolidated financial statements of Alcanna as at and for the year ended December 31, 2021 and the related notes.

The pro forma information presented is for illustrative purposes only and is not necessarily indicative of the financial results of operations that would have been realized if the acquisition had been completed on the dates indicated, nor is it intended to project or be indicative of future operating results of the consolidated entity. The pro forma adjustments are estimates based upon currently available information and certain assumptions that are believed to be reasonable under the circumstances. Future results of the consolidated entity may vary significantly from the results reflected because of various factors. The final valuation may materially change the allocation of the purchase consideration, which could materially affect the fair values assigned to the assets acquired and liabilities assumed and could result in a material change to the unaudited pro forma condensed consolidated financial information, including but not limited to the depreciation and amortization recognized on the assets acquired. Refer to footnotes to the unaudited pro forma condensed consolidated financial information for more information on the basis of preparation.

Sundial Growers Inc.

Unaudited Pro Forma Consolidated Statement of Loss and Comprehensive Loss

Year Ended December 31, 2021

(Amounts presented in $CAD thousands except per share amounts)	Historical Sundial Growers Inc.	Historical Alcanna Inc.	Pro forma adjustments	Note	Pro Forma Sundial Growers Inc.
Revenue
Gross revenue	67,279	726,272	—		793,551
Excise taxes	11,151	—	—		11,151

Net revenue	56,128	726,272	—		782,400
Cost of sales	48,601	567,985	(202)	(a2)	616,384
Inventory obsolescence	16,978		202	(a2)	17,180

Gross margin before fair value adjustments	(9,451)	158,287	—		148,836
Change in fair value of biological assets	4,708	—	—		4,708
Change in fair value realized through inventory	(2,247)	—	—		(2,247)

Gross margin	(6,990)	158,287	—		151,297
Interest and fee revenue	13,149	—	—		13,149
Investment loss	(44,501)	—	—		(44,501)
Share of profit of equity accounted investees	32,913	—	—		32,913
General and administrative	38,370	32,757	—		71,127
Sales and marketing	5,043	92,600	—		97,643
Research & development	2,446	—	—		2,446
Depreciation and amortization	4,726	33,773	—		38,499
Share based compensation	12,307	—	—		12,307
Restructuring costs	874	—	—		874
Asset impairment	60,000	—	—		60,000
Provision for impairment of intangible assets	—	2,453	—		2,453
Government subsidies	(2,180)	—	—		(2,180)
Loss on cancellation of contracts	5,116	—	—		5,116

(Loss) profit from operations	(132,131)	(3,296)	—		(135,427)

Transaction costs	(17,566)	—	—		(17,566)
Finance costs, net	(3,756)	(19,468)	—		(23,224)
Change in estimate of fair value of derivative warrants	(77,834)	—	—		(77,834)
Foreign exchange gain (loss)	531	(77)	—		454
Gain on disposal of property, plant and equipment	235	—	—		235
Net gain (loss) on fair value adjustments	—	105	—		105
Other expenses	(1,932)	—	—		(1,932)

Loss before tax	(232,453)	(22,736)	—		(255,189)
Income tax recovery (expense)	—	(545)	—		(545)
Deferred tax recovery (expense)	2,271	(4,779)	4,779	(a3)	2,271

Net (loss) earnings from continuing operations	(230,182)	(28,060)	4,779		(253,463)
Net earnings from discontinued operations	—	59,927	—		59,927

Net (loss) earnings for the period	(230,182)	31,867	4,779		(193,536)
Equity-accounted investees – share of OCI	7,607	—	—		7,607

Comprehensive (loss) earnings	(222,575)	31,867	4,779		(185,929)

Net (loss) earnings from continuing operations attributable to:
Equity Shareholders	(230,382)	(21,351)	4,779		(246,954)
Non-controlling interest	200	(6,709)	—		(6,509)

	(230,182)	(28,060)	4,779		(253,463)
Net (loss) earnings attributable to:
Equity Shareholders	(230,382)	38,576	4,779		(187,027)
Non-controlling interest	200	(6,709)	—		(6,509)

	(230,182)	31,867	4,779		(193,536)
Comprehensive (loss) earnings attributable to:
Equity Shareholders	(222,775)	38,576	4,779		(179,420)
Non-controlling interest	200	(6,709)	—		(6,509)

	(222,575)	31,867	4,779		(185,929)
Basic and diluted loss per share from continuing operations	$(0.12)				$(0.11)

Basic and diluted loss per share	$(0.12)			(b)	$(0.09)

See accompanying Notes to the Unaudited Pro Forma Consolidated Statement of Loss and Comprehensive Loss

Sundial Growers Inc.

Notes to Unaudited Pro Forma Consolidated Statement of Loss and Comprehensive Loss

(a)

Sundial’s unaudited consolidated statement of financial position at March 31, 2022 reflects the purchase of the outstanding securities of Alcanna in exchange for 8.85 common shares of Sundial and $1.50 in cash consideration per Alcanna share, which represents a purchase price of $9.43 per Alcanna share. Therefore a pro forma unaudited consolidated statement of financial position is not included in this pro forma condensed consolidated financial information.

The fair value estimate of the total purchase consideration was approximately $341.5 million. The fair value purchase consideration used in the preliminary purchase price allocation has been estimated based on 320.6 million Sundial common shares and $54.3 million in cash being issued to Alcanna shareholders and the closing share price of Sundial on March 30, 2022, the date prior to the closing of the Alcanna Transaction. The purchase consideration of the acquired assets and assumed liabilities was allocated based on estimated fair values as follows:

Alcanna net assets	$ thousands
Cash	23,190
Accounts receivable	1,868
Prepaid expenses and deposits	10,986
Inventory	105,022
Property, plant and equipment	257,925
Goodwill	280,243
Accounts payable and accrued liabilities	(36,703)
Long-term debt	(10,000)
Lease liabilities	(232,755)
Derivative warrants	(58)
Non-controlling interest	(58,250)

Total purchase price	341,468

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma consolidated statements of loss and comprehensive loss. The preliminary purchase price allocation was derived based on the carrying amounts of acquired assets and liabilities in Alcanna’s accounts as at March 31, 2022. The Company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. The purchase price allocation is not final as the Company is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes arising on their recognition.

Due to the inherent complexity associated with valuations and the timing of the acquisition, the numbers above are provisional. The final purchase price allocation will be determined when the detailed valuations and necessary calculations are completed. As new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, then the accounting for the acquisition will be revised. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include changes in allocations to intangible assets and goodwill, and other changes to assets and liabilities. These pro forma financial statements do not include any incremental amortization or depreciation that may be required upon final allocations of fair value to the net assets acquired.

The preliminary accounting for the Alcanna Transaction is based upon management’s best estimate of the fair values of the identifiable assets acquired and liabilities assumed. Because the Company has only recently acquired Alcanna, it is not yet practicable to definitively determine the fair values. Once this matter has been resolved, the Company will reassess the fair values determined for the assets acquired and liabilities assumed. The effect may be to transfer a amounts to or from intangible assets and goodwill, and other changes to assets and liabilities. :

1.	Adjustments to reflect the Alcanna Transaction as if it had occurred on January 1, 2021.

2.	Adjustments to reclassify Alcanna historical inventory obsolescence included within cost of sales of $0.2 million for the year ended December 31, 2021 to inventory obsolescence.

3.	Adjustments to reflect that there were no deferred tax liabilities or assets recognized upon the acquisition of Alcanna.

(b)	Pro forma loss per share:

(Amounts presented in $CAD thousands except share and per share amounts)	Year ended December 31, 2021
Historical Sundial basic and diluted weighted average shares outstanding	1,860,380
Number of shares issued in acquisition	320,601

Weighted average shares outstanding	2,180,981

Continuing operations
Net loss attributable to Sundial Growers Inc.	(246,954)
Per share – basic and diluted	(0.11)

Discontinued operations
Net earnings attributable to Sundial Growers Inc.	59,927
Per share – basic and diluted	0.03

Net loss attributable to Sundial Growers Inc.	(187,027)
Per share – basic and diluted	(0.09)